Eaton Corporation
Eaton Center
Cleveland, Ohio 44114-2584
July 16, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Rufus Decker, Accounting Branch Chief
Re:	Eaton Corporation Form 10-K for Fiscal Year Ended December 31, 2009 File Number 001-01396 Staff’s Second Additional Comment
Dear Mr. Decker:
Eaton Corporation, an Ohio corporation (“we,” “us,” “our” or the “Company”), is submitting this letter in response to the second additional comment from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated July 6, 2010 with respect to our original response letter dated June 22, 2010 and our response dated June 30, 2010 to the Staff’s first additional comment. The subject of the correspondence is the Company’s Form 10-K for Fiscal Year Ended December 31, 2009 (“2009 Form 10-K Report”).
Below is our response to the comment presented in the Staff’s additional comment. For the convenience of the Staff, we have repeated your comment before our response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Consolidated Financial Statements
Retirement Benefit Plans, page 33
1.	We note your response to comment one from our letter dated June 22, 2010. Your non-U.S. plans represent a material portion (38%) of your total benefit

United States Securities and Exchange Commission
July 16, 2010

obligations at December 31, 2009. To the extent that the expected long-term return on plan assets or other assumptions used by your U.S. plans and non-U.S. plans continue to be significantly different, we believe that you should provide separate pension plan disclosures for your U.S. plans and non-U.S. plans rather than just disclosing the individual assumptions that you deem to be significantly different. This will provide greater context to investors about the impact that the different assumptions have on your pension expense, pension benefit obligations, service costs and other key pension plan amounts. Please refer to ASC 715-20-50-4.
Response:
As required by ASC 715-20-50-4, when the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions, disclosures about the plans outside the United States will be shown separately from those for U.S. plans. As of December 31, 2009, the non-U.S . plans represented 38% of total benefit obligations. The expected long-term rate of return on plan assets for those plans was 7.06%, compared to the rate of return for U.S. plan assets of 8.95%. The other individual assumptions used to determine pension amounts were not significantly different between the U.S. plans and the non-U.S. plans.
The effect on pension expense of the differential in the assumed rate of return between the non-U.S. plans and the U.S. plans was to reduce non-U.S. pension expense by $15 million. The effect was included in 2009 periodic pension cost of $270 million, and was 5.6% of total pension expense. Therefore, we did not consider the effects of the assumption for the rate of return on plan assets for non-U.S. plans to be significantly different at December 31, 2009 from the U.S. plans, requiring complete disclosures about the plans outside the United States.
To the extent that the expected long-term rate of return on plan assets or other assumptions used by U.S. plans and non-U.S. plans are significantly different, producing a difference that is in excess of 10% of total pension expense or in excess of 5% of pretax income, we will provide additional disclosure related to U.S. and non-U.S. plans in future filings.
If you have any questions regarding our response above, please do not hesitate to contact the undersigned.

Sincerely,
/s/ Richard H. Fearon
Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer